SD 3/8/04

04004413

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 26 2004 — SEC MAIL PROCESSING SECTION — WASH. D.C. 158

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SEC FILE NUMBER
8-50865

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American National MunicipalCorporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23291 Ventura Blvd.
(No. and Street)

Woodland Hills (City) CA (State) 91364 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~John T. Ford~~ 800 777-5411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260, Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 19 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John T. Ford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American National Municipal Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE ANN CARMACK
COMM. # 1256425
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. APRIL 7, 2004

Signature

President

Title

Julie Ann Carmack

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN NATIONAL MUNICIPAL CORPORATION

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003

23291 Ventura Blvd.
Woodland Hills, CA 91364-1002

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT AUDITOR

Board of Directors
American National Municipal Corporation
Woodland Hills, California

I have audited the accompanying statement of financial condition of American National Municipal Corporation as of December 31, 2003 and related statements of income, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of American National Municipal Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of American National Municipal Corporation as of December 31, 2003 and the results of its operations, cash flows and stockholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

Elizabeth Tractenberg, CPA

Los Angeles, California
February 4, 2004

10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email tractenberg@sbcglobal.net

AMERICAN NATIONAL MUNICIPAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash		
Checking		$ 60,375
Money market		8,917
Total cash		69,292
Commissions receivable - other		3,400
Other non-allowable assets		801
TOTAL ASSETS		$ 73,493

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued expenses		$ 27,714
Commissions payable		25,666
Commissions payable - other		3,060
TOTAL LIABILITIES		56,439
STOCKHOLDERS' EQUITY		
Common stock, $0 par value, 1,000,000 shares authorized; 0 shares outstanding	$	
Paid-in capital	28,135	
Retained earnings	(11,081)	17,054
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 73,493

See accompanying notes to financial statements

AMERICAN NATIONAL MUNICIPAL CORPORATION
STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES		
Fees and commissions	$	521,075
Other income		480
TOTAL REVENUES		521,555
OPERATING EXPENSES - see page 8		522,111
LOSS BEFORE INCOME TAX PROVISION		(556)
INCOME TAX PROVISION		800
NET LOSS	$	(1,356)

See accompanying notes to financial statements

AMERICAN NATIONAL MUNICIPAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock Shares		Common Stock		Paid-In Capital		Deficit		Total
Balance, December 31, 2002	0	$	0	$	28,135	$	(9,725)	$	18,410
Net Income (Loss)							(1,356)		(1,356)
Balance, December 31, 2003	0	$	0	$	28,135	$	(11,081)	$	17,054

See accompanying notes to financial statements

AMERICAN NATIONAL MUNICIPAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:		
Net loss	$	(1,356)
Changes in operating assets and liabilities:		
Commissions receivable		22,823
Other receivable		(801)
Accrued expenses		(11,967)
Commissions payable		2,065
Commissions payable - other		3,060
Net cash provided in operating activities		13,823
Cash Flows from Investing Activities:		0
Cash Flows from Financing Activities:		0
Net increase in cash		13,823
Cash at beginning of year		55,469
Cash at end of year	$	69,292
Supplemental Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income tax	$	800

See accompanying notes to financial statements

AMERICAN NATIONAL MUNICIPAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
American National Municipal Corporation (the Company) is a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b). The Company is a California corporation incorporated on February 1, 1996, and became a member of the NASD in 1998. The Company intends to introduce and forward, as a broker, all transactions and accounts of customers to the clearing broker who carries such accounts on a fully disclosed basis. The Company does not intend to hold funds or securities for or owe funds or securities to customers.

NOTE 2 - PROVISION FOR INCOME TAXES

The Company files its corporate income tax on the cash basis resulting in a deferred tax principally measured by the timing difference in the reporting as taxable income the accounts receivable and accounts payable. The provision for income taxes for the year consists of the following:

Federal	$ 0
State	800
	$ 800

NOTE 3 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined of $5,000. See page 8 for the net capital computation.

NOTE 4 - RELATED PARTY

The Company's majority shareholder and principal bond trader, who operates as a sole proprietor, pays all the company's indirect expenses such as rent, telephone, office supplies, etc.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplemental Information

American National Municipal Corporation
Woodland Hills, California

My report on my audit of the basic financial statements of American National Municipal Corporation for December 31, 2003 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 8 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 4, 2004

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

AMERICAN NATIONAL MUNICIPAL CORPORATION
SCHEDULE OF OPERATING EXPENSES
DECEMBER 31, 2003

OPERATING EXPENSES	
Clearing broker fees	$ 21,273
Commission expense	443,746
Consulting services	14,188
Legal settlement	17,500
Licenses and permits	2,574
Professional services	14,313
Taxes	5,827
All other expenses	2,690
TOTAL OPERATING EXPENSES	$ 522,111

See Accompanying Notes to Financial Statements

AMERICAN NATIONAL MUNICIPAL CORPORATION
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	17,054
Less: non allowable assets		1,141
NET CAPITAL	$	15,913

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 12.5% of net aggregate indebtedness	$	7,055
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	7,055
EXCESS CAPITAL	$	8,858
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	10,269

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$	56,439
Percentage of aggregate indebtedness to net capital		355%
RECONCILIATION		1,347

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	15,909
Rounding		4
NET CAPITAL PER AUDITED REPORT	$	15,913

See accompanying notes to financial statements

PART II

AMERICAN NATIONAL MUNICIPAL CORPORATION

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2003

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Account
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
American National Municipal Corporation
Woodland Hills, California

In planning and performing my audit of the financial statements of American National Municipal Corporation (the "Company") for the year ended December 31, 2003, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accord to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

Board of Directors
American National Municipal Corporation
Woodland Hills, California

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, with the exception noted in the above paragraph, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2003 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 4, 2004